

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

Via E-mail
Craig S. McMillan
Chief Executive Officer
Pacific Clean Technologies, Inc.
650 N. Rose Drive #607
Placentia, CA 92870

> **Re: Pacific Clean Technologies, Inc.**
> **Amendment 1 to Form 8-K**
> **Filed January 18, 2013**
> **Amendment 1 to Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed January 18, 2013**
> **Form 10-Q for the Period Ended October 31, 2012**
> **Filed December 17, 2012**
> **File No. 000-54392**

Dear Mr. McMillan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A Filed January 18, 2013

General

1. In addition to providing the interim financial statements for the period ended September 30, 2012, please provide the audited financial statements of Western Water Consultants, Inc. as of December 31, 2011 and December 31, 2010 as well as for each of the two years ended December 31, 2011 in the Form 8-K.

2. In a similar manner to the Form 10-Q for the period ended October 31, 2012, please disclose that a 40-1 stock dividend was authorized on December 5, 2012 by Pacific Clean Water

Technologies, Inc. and that all share amounts have been retroactively revised to reflect this dividend, if true.

Description of Business, page 3

3. We partially reissue comment 3 of our letter dated December 12, 2013. Please provide us with a hard copy of the reports citing the market and industry data you provide throughout the filing, *marked* with page references tracking your disclosures in the filing, rather than simply a web address.

4. Please clarify the nature of any contracts you have in place with customers and suppliers, if you do not have any such agreements please disclose this fact.

Strategy, page 4

5. We note your response to comment 6 of our letter dated December 12, 2012 and partially reissue the comment. In particular, please disclose the estimated timeframe and costs associated with your expansion plans into India and China. If you are not able to make these estimates at this point, please disclose this fact.

6. Please explain the tax planning changes you intend to implement to maintain future profitability.

Summary Selected Consolidated Financial Data

Historical Financial Performance of Western, page 23

7. Please also provide summary financial data as of September 30, 2012 and for the nine months ended September 30, 2012.

Management's Discussion and Analysis, page 23

General

8. We note your response to prior comment 17. Please revise your disclosures to provide a more comprehensive explanation of the factors which led to material changes in each line item as well as quantify the impact of each factor when multiple factors contribute to material changes. For example, in your discussion of operating expenses, you disclose that the increase in operating expenses was due to an increase in selling, general and administrative expenses and certain depreciation and amortization expenses. You should disclose which particular selling, general and administrative expenses increased, quantify the extent to which the amounts increased, as well as the business reasons for the increase. Please also disclose and correspondingly quantify what led to changes in revenue amounts from period to period. For example, you should explain if the changes were due to an

increase in the volume of products or services sold, an increase in prices, or the introduction of new products and services. Refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Exhibit 99.1(b)

Balance Sheets

9. It appears that the column currently labeled as December 31, 2012 is actually the balance sheet as of December 31, 2011. Please revise as necessary.

Notes to the Financial Statements

Note 6 – Line of Credit

10. We note your response to prior comment 23. Please also disclose when the agreements will expire and the key covenants of each agreement. Please also clearly disclose whether you were in compliance with the covenants of each agreement.

11. Exhibit 99.2

12. We note your response to prior comment 25. Please also address what consideration was given to providing an adjustment to your pro forma balance sheet pursuant to SAB Topic 4:B regarding your change from being taxed as a S Corp to a C Corp. In regards to adjustment (c) to the pro forma statements of operations, please clearly disclose how you arrived at the adjustment amounts, including the income tax rate used and your basis for using this rate.

Form 10-K/A for the Year Ended January 31, 2012

General

13. We remind you that an amendment to the Form 10-K must include the complete text of the item being amended. In this regard, please provide the complete text of Item 8 of the Form 10-K, which would include the auditor's report, financial statements, and notes to the financial statements, in an amendment to your Form 10-K. Please also include currently dated certifications that refer to the Form 10-K/A.

Form 10-Q for the Period Ended October 31, 2012

Exhibit 31.1

14. Please ensure that the certifications in future filings include the complete introductory sentence to paragraph 4. Refer to Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Phillip E. Koehnke, Esq. (*via e-mail*)
        Phillip E. Koehnke, APC